EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Nine Months Ended
September 30,
2017
Earnings:
Income before provision for income taxes	$17,660
Equity in losses of unconsolidated businesses	71
Dividends from unconsolidated businesses	29
Interest expense (1)	3,514
Portion of rent expense representing interest	920
Amortization of capitalized interest	139
Earnings, as adjusted	$22,333

Fixed Charges:
Interest expense (1)	$3,514
Portion of rent expense representing interest	920
Capitalized interest	516
Fixed charges	$4,950

Ratio of earnings to fixed charges	4.51

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.